# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Prairie Operating Co., CIK 0001162896
CUSIP: 739650109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 55 Waugh Drive, Suite 400, Houston, Texas (TX), 77007
Date of event which requires filing of this statement: 05/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001754159

## Reporting persons
- THRC Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 1,827,040; shared voting power 0; sole dispositive power 1,827,040; shared dispositive power 0; aggregate amount beneficially owned 1,827,040 (4.2% of the class)
  Comment: (1) THRC Holdings, LP, a Texas limited partnership ("THRC Holdings"), owned 1,827,040 shares of common stock, $0.01 par value per share ("Common Stock"), of Prairie Operating Co. (the "Issuer") at May 15, 2025. The general partner of THRC Holdings is THRC Management, LLC, a Texas limited liability company ("THRC Management"). Dan Wilks is the managing member of THRC Management.
  
  (2) The percentage is the Reporting Person's best calculation using the 43,829,697 shares of Common Stock outstanding as of May 15, 2025 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on May 15, 2025).
- THRC Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 1,827,040; shared voting power 0; sole dispositive power 1,827,040; shared dispositive power 0; aggregate amount beneficially owned 1,827,040 (4.2% of the class)
  Comment: (1) THRC Holdings, LP, a Texas limited partnership ("THRC Holdings"), owned 1,827,040 shares of common stock, $0.01 par value per share ("Common Stock"), of Prairie Operating Co. (the "Issuer") at May 15, 2025. The general partner of THRC Holdings is THRC Management, LLC, a Texas limited liability company ("THRC Management"). Dan Wilks is the managing member of THRC Management.
  
  (2) The percentage is the Reporting Person's best calculation using the 43,829,697 shares of Common Stock outstanding as of May 15, 2025 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on May 15, 2025).
- Dan Wilks: type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); sole voting power 1,827,040; shared voting power 0; sole dispositive power 1,827,040; shared dispositive power 0; aggregate amount beneficially owned 1,827,040 (4.2% of the class)
  Comment: (1) THRC Holdings, LP, a Texas limited partnership ("THRC Holdings"), owned 1,827,040 shares of common stock, $0.01 par value per share ("Common Stock"), of Prairie Operating Co. (the "Issuer") at May 15, 2025. The general partner of THRC Holdings is THRC Management, LLC, a Texas limited liability company ("THRC Management"). Dan Wilks is the managing member of THRC Management.
  
  (2) The percentage is the Reporting Person's best calculation using the 43,829,697 shares of Common Stock outstanding as of May 15, 2025 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on May 15, 2025).

## Item 1. Issuer
Name of issuer: Prairie Operating Co.
Address of issuer's principal executive offices: 55 Waugh Drive, Suite 400, Houston, TX, 77007.

## Item 2. Person Filing
Name of person filing:
(i) THRC Holdings, LP, a Texas limited partnership ("THRC Holdings"). THRC Management (as defined below) is the general partner of THRC Holdings.

(ii) THRC Management, LLC, a Texas limited liability company ("THRC Management"). Dan Wilks is the managing member of THRC Management.

(iii) Dan Wilks is the managing member of THRC Management.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o THRC Management, 17018 IH 20, Cisco, Texas 76437.
Citizenship:
(i) THRC Holdings is a Texas limited partnership.

(ii) THRC Management is a Texas limited liability company.

(iii) Dan Wilks is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

This Amendment to Schedule 13G (this "Amendment") amends and supplements the Schedule 13G filed by THRC Holdings, LP, THRC Management, LLC, and Dan Wilks with the Securities and Exchange Commission (the "SEC") on October 8, 2024 (the "Schedule 13G"). The purpose of this Amendment is to report that as of May 13, 2025, THRC Holdings, LP, THRC Management, LLC, and Dan Wilks ceased to be the beneficial owners of more than 5% of the common stock, par value $0.01 per share ("Common Stock"), of Prairie Operating Co., a Delaware corporation (the "Issuer"). (Percentage of class calculated based on 43,829,697 outstanding shares of Common Stock as of May 13, 2025, as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended March 31, 2025.) This Amendment is the final amendment to the Schedule 13G and constitutes an "exit filing" for THRC Holdings, LP, THRC Management, LLC, and Dan Wilks. As of November 21, 2025, each of THRC Holdings, LP, THRC Management, LLC, and Dan Wilks beneficially owned 1,598,257 shares of Common Stock.
Percent of class: 4.2
Sole power to vote or to direct the vote: 1,827,040
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,827,040
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement by and between the Reporting Persons dated October 7, 2024

## Signatures
- THRC Holdings, LP: /s/ Dan Wilks, Dan Wilks (11/21/2025)
- THRC Management, LLC: /s/ Dan Wilks, Dan Wilks (11/21/2025)
- Dan Wilks: /s/ Dan Wilks, Dan Wilks (11/21/2025)